Exhibit 99.1

Foresight CEO Letter to Shareholders

Ness Ziona, Israel – January 9, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX).

Dear Shareholders,

Looking back at the dynamic events of the past year, I am pleased to share the significant achievements we accomplished in 2023 and want to discuss our strategic shift for 2024.

The past year brought volatility, but it also brought success and progress for our Company. I have complete confidence in our Company and so does our entire management team. Our conviction in the success of Foresight was demonstrated in the Company’s latest round of investment, led by substantial insider participation of over $1.1 million.

At the end of 2023, we made a strategic decision to refocus on strengthening client-facing initiatives in the fields of defense and industrial vehicles and reallocate resources accordingly. Throughout 2023, we achieved major milestones in our journey towards commercialization, strengthening our position as a key player in the evolving market of 3D perception solutions for semi and fully autonomous vehicles.

Our strategic collaborations with leading Japanese and Chinese vehicle manufacturers, the commercialization agreement with leading defense company Elbit Systems Land Ltd., and the collaboration agreement with KONEC, a South Korean Tier one supplier for agricultural vehicles, have not only secured future potential revenues but have also paved the way for groundbreaking innovations.

A key aspect of Foresight’s success lies in the modularity of our software vision solutions. This business model enables us to customize 3D perception solutions and tailor them to our customers’ specific needs. Whether integrating our software seamlessly with existing sensors or providing a comprehensive vision solution by combining our proprietary software with customer-requested hardware, we are at the forefront of driving innovation in the industry.

Eye-Net Mobile Ltd. (“Eye-Net”), our wholly owned subsidiary, also recorded significant achievements over the past year. We recently announced the successful completion of the first phase of a multi-phase project with Japanese giant SoftBank Corp., bringing us closer to a commercial deployment of Eye-Net’s solutions in the Japanese market through SoftBank’s multiple business partners. Eye-Net was also selected to join the incubation program of Software République, a major European consortium, for leading a project that will deliver an accessible vehicle-to-everything (V2X) road safety solution for all road users, with potential for commercial deployment across multiple European cities.

Eye-Net’s cellular-based solutions offer a compelling solution for vehicle manufacturers, Tier-One suppliers, and location-based cellular application providers, providing an additional safety layer to all road users.

As we move into 2024, we anticipate a successful year, establishing new partnerships with industry leaders and progressing further on our path towards commercialization.

I want to express my sincere appreciation to our dedicated team, partners, and stakeholders who have played a pivotal role in our success. Your ongoing support is truly appreciated. We look forward to sharing new developments with you soon.

Sincerely,

Haim Siboni

CEO & Chairman, Foresight Autonomous Holdings

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this letter to shareholders when it discusses its major milestones achieved in 2023, that its collaborations and agreements have not only secured future potential revenues but have also paved the way for groundbreaking innovations, and that it anticipates 2024 being a successful year where it expects to establish partnerships with new industry leaders and progressing further on its path towards commercialization. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this letter to shareholders. The forward-looking statements contained or implied in this letter to shareholders are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter to shareholders.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654